Exhibit 4.4

SERVICES AND COLLABORATION AGREEMENT

This Services and Collaboration Agreement (the “Agreement”) is entered on this 6th day of October, 2021 by and between MeaTech 3D Ltd. a company organized under the laws of the State of Israel (the “Company”) with its principal address at 18 Einstein St., Ness Ziona 7414001, Israel, and BlueOcean Sustainability Fund, LLC, a limited liability company organized under the laws of the State of Delaware (“BlueOcean” aka "BlueSoundWaves") with its principal address at 420 West End Avenue, NY, NY USA.

(A)
Whereas, BlueOcean promotes and engages in the area of sustainability innovation with focus on commercialization in the U.S. market. BlueOcean was formed and is led by partners including Ashton Kutcher, Guy Oseary, Effie Epstein, and others (the “BlueOcean Partners”), supported by its U.S.-based professional team which it represents has strong relationships with major industry leading partners and investors. Prior to the execution of this Agreement, BlueOcean has provided the Company with detailed information on the equity ownership of BlueOcean; and

(B)
Whereas, BlueOcean wishes to promote companies and technologies in the field of sustainability, help them build their product and “go-to market” strategies, market awareness and introduce and help them engage with strategic major international partners and investors, using BlueOcean’s connections and team of professionals; and

(C)
Whereas, Company develops and owns proprietary know-how and technology for industrial cultivated meat production using integrated 3D bio-printing technology (“Company Business”), thereby developing an alternative to industrialized farming to help alleviate environmental, efficacy and security issues surrounding conventional animal husbandry; and

(D)	Whereas, Company wishes to take advantage of BlueOcean’s team’s experience and capabilities in the US with connections to major international partners, investors and market impact ; and

(E)	Whereas, this Agreement is entered into in reliance upon the mutual representations and declarations provided herein,

NOW THEREFORE, the parties agree as follows:

1.	Marketing and Promotional Efforts

1.1
BlueOcean shall use its commercially reasonable best efforts to build brand awareness and a positive reputation for the Company and its technologies or products in the U.S., including by creating networking for the Company and by explicit association of the Company with BlueOcean and its partners.

1.2
Company shall be entitled to associate itself with BlueOcean, including in its marketing and promotional materials, web site and more (Company will provide such for prior review and approval by BlueOcean, which shall not be unreasonably withheld). Concurrently with the execution of this Agreement, the Company shall issue a press release substantially in the form of Exhibit A attached hereto. Whenever the Company will wish to refer to or mention BlueOcean the Company will use only the name BlueSoundWaves which is the brand under which BlueOcean operates.

1.3
In addition, the parties shall collaborate on identifying opportunities to increase the exposure and build the reputation of the Company in the U.S., and BlueOcean shall collaborate with the Company and provide assistance in consummating such opportunities. The BlueOcean team, shall promote brand awareness and a positive reputation for the Company and its technologies or products in the U.S. including on appropriate social media, at such times and intervals as the team deems appropriate,  using the BlueOcean relevant partners’ names and affiliations.

1.4	Company shall provide all required promotional materials as may be required and reasonably requested by BlueOcean.

1.5	All such activities shall be done in coordination with the Company and in accordance with plans to be mutually agreed in advance and shall require the Company’s cooperation.

2.	Consulting Services

2.1.
Per the request of the Company, from time to time, BlueOcean shall provide the Company consulting services on business strategy, business development, go-to market and market penetration. The services are expected to be performed outside Israel.

2.2.
It is acknowledged and agreed by the Company that in order for the BlueOcean to be successful in providing the Services it deems it of high importance for the Company to cooperate with the BlueOcean consulting services, so that a successful brand awareness and product strategy will be successful by the BlueOcean team.

3.	Engagement as Locating Partners and Investors

3.1.
During the Term (as defined below), BlueOcean shall (i) approach with prior coordination with and request of the Company potential global strategic partners/customers; (ii) actively arrange and assist in meetings between the Company and such potential strategic partners/customers, as shall be requested by Company from time to time; and (iii) at the Company’s request, actively assist Company in promoting the negotiations between Company and any of the potential partners/customers, including by participating in meetings with such potential partners/customers.

3.2.
During the Term, BlueOcean shall (i) approach with prior coordination with and request of the Company potential investors; (ii) actively arrange and assist in meetings between Company and such potential investors, as shall be requested by Company from time to time; and (iii) at the Company’s request, actively assist the Company in promoting the negotiations between Company and any of the potential investors, including by participating in meetings with such potential investors.

The services set out in Sections 1-3 above shall be referred to collectively as the “Services”. Further details on BlueOcean’s area of activities and services are set forth in Exhibit B attached hereto.

4.	Representations, Warranties and Covenants

4.1.
BlueOcean represents and warrants that it is free to provide the Company with the Services, and there are no legal, commercial or contractual restrictions preventing BlueOcean from fully performing all duties under this Agreement. BlueOcean undertakes that the Services shall be performed by on behalf of BlueOcean by the BlueOcean Partners including Ashton Kutcher, Guy Oseary, and Effie Epstein and the other BlueOcean Partners, as appropriate, and by such other officers, directors, employees, and representatives of BlueOcean as shall be approved in advance by the Company (collectively, the “Representatives”). BlueOcean shall not have any other person or entity perform any of the Services, except with the prior written consent of the Company. BlueOcean is and shall remain solely liable for the actions, conduct and omission of its Representatives performing the Services.

4.2.
BlueOcean undertakes to, and shall ensure that its Representatives will, perform all duties and obligations under this Agreement with the highest degree of professionalism and will ensure the use of all professional knowledge, experience and skills in providing the Services in accordance with the terms of this Agreement.

4.3.
BlueOcean will notify the Company immediately if anything occurs or comes to the attention of BlueOcean or any of its Representatives which would or might prevent it or its Representatives from providing the Services at the level required by the Company. If BlueOcean discovers, that BlueOcean or any of its Representatives has a conflict of interest arising out of or in connection with the Services, BlueOcean will immediately notify the Company of such conflict.

4.4.	BlueOcean undertakes not to make any representation or provide any warranty on behalf of the Company or use any marketing materials not supplied by Company or pre-approved by Company.

5.	Consideration

5.1.
In consideration for the provision by BlueOcean of the Services, and subject to the fulfillment of BlueOcean’s obligations under this Agreement, during the Term, BlueOcean shall be entitled to the Consideration set out in Exhibit C attached hereto, subject to the conditions and terms set out therein.

5.2.
The Company shall reimburse BlueOcean for documented, reasonable out of pocket expenses incurred during its performance of the Services, provided said expenses have been approved by the Company in advance and in writing, all subject to any Company policies as may be in force from time to time, and against the provision of proper receipts.

5.3.
Other than the payment of the consideration as set out in Section 5.1 above  and reimbursement of expenses in accordance with this Agreement, BlueOcean and its Representatives shall not be entitled to any further compensation or reimbursement of expenses in connection with the Services or the discharge of BlueOcean’s responsibilities hereunder.

5.4.
All payments under this Agreement include all taxes, duties, levies, deductions or similar governmental charges (collectively, “Taxes”). BlueOcean shall pay and shall be responsible for payment of all Taxes associated with payment received by it for the Services.

5.5.
BlueOcean represents and warrants that (i) it has reviewed the public filings by the Company and has had the opportunity to discuss the Company’s business, management, and financial affairs with the Company’s management, (ii) it is acquiring the securities of the Company issuable pursuant to Exhibit C for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that BlueOcean has no present intention of selling or transferring such securities, (iii) it is aware that the Options and RSs (as defined in Exhibit C) are not transferable, except to partners of BlueOcean who provide the same representations and warranties to the Company as are contained in this Section 5.5 and who undertake not to further transfer the Options and RSs, and (iv) it is aware that the such securities have not been and, except as provided below, will not be registered under the United States Securities Act of 1933, as amended; that such securities may be legended; and that such securities may not be resold or transferred except pursuant to registration or an exemption therefrom. Should the Company, in its sole discretion, elect to file a registration statement of a type which could include the registration for resale of the shares underlying the Options and RSs, it will do so if permitted by the regulatory authority and subject to customary cutbacks. Rule 144. The Company covenants that it shall use commercially reasonable efforts to (i) remain a "reporting issuer" within the meaning of  Rule 144(c)(1) under the US Securities Act of 1933 and (ii) take such further action as the holders of the shares underlying the Options and RSs may reasonably request, all to the extent required from time to time to enable such holders to sell  the shares underlying the Options and RSs without registration under the US Securities Act of 1933 within the limitation of the exemptions provided by Rule 144 under the US Securities Act of 1933, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6.	Status of Parties

6.1.
The relationship between BlueOcean and the Company is one of principal and independent contractor. BlueOcean will perform all actions legally required to establish and maintain its status as an independent contractor with an independent business. The parties expressly declare that no employment relationship exists between the Company and BlueOcean or any of its Representatives.

6.2.
BlueOcean undertakes to comply with all of its employment obligations in respect of its Representatives under any law, agreement or any other binding source. Without derogating from the foregoing, BlueOcean undertakes to pay on a timely basis all amounts it is obliged to pay to its Representatives, pursuant to applicable law or agreement.

7.	Term and Termination

7.1.
The term of this Agreement shall commence on the Effective Date and shall continue until terminated in accordance with the terms of this Agreement (the “Term”). Either party may terminate this Agreement without cause upon 60 days’ prior written notice, provided that the Company may not give such notice earlier than 12 months after the Effective Date, and BlueOcean may not give such notice earlier than 12 months after the Effective Date.

7.2.
Either party may terminate this Agreement immediately (Termination for Cause) if the other party or any of its representatives commits a material breach of this Agreement, and fails to cure such breach within 30 days from receipt of notice of such breach from the other party. For the avoidance  of doubt, BlueOcean shall in no event be in material breach of its obligations to provide the Services during the first year of the term and the Company shall not claim such breach, if it has (a) met with the Company a number of times, reasonable under the circumstances, to discuss the ways to promote the Company’s brand awareness, (b) publicly mentioned or agreed that the Company will publicly mention the affiliation of the Company with BlueOcean and the requested Representative, and (c) met with the Company to jointly determine potential strategic investors and partners that the Company may want to be introduced to, and made reasonable efforts to introduce the Company to such (it being clarified that there is no guarantee that BlueOcean will be successful in making such introductions or have the connection to do so and such failure or lack of connection shall not be deemed a breach) . The foregoing is without prejudice to any relief available to either party by law or otherwise under this Agreement.

7.3.
Upon termination of this Agreement for any reason, BlueOcean shall, and shall ensure that its Representatives shall, immediately return to the Company all data, materials and Confidential Information (as defined below), assets and any and all copies thereof, in whatever form, that had been furnished to BlueOcean, prepared by BlueOcean or its Representatives or came to their possession, in the course of their performance of this Agreement or in connection with the Services, and shall not retain or make copies thereof in whatever form. BlueOcean and its Representatives shall neither have nor retain any proprietary interest in such Confidential Information and assets.

8.	Proprietary Rights

8.1.
All intellectual property rights of any and all kind, and rights and interest analogous to any of the foregoing, pertaining to the Company technologies and products, Company’s materials and information and any other information or data disclosed, created (separately or jointly) by either party as part of the Services and pertaining to Company or its technologies and products, the Company’s business endeavors or operation and all marketing materials are and shall be owned exclusively by the Company.

8.2.	The parties agree that no intellectual property rights other than works of authorship are or are anticipated to be created during the Term of the Agreement and the Services.

8.3.
All rights and good will associated with any of the Company’s trademarks or service marks, whether registered or not, are and shall inure to the benefit of the Company. BlueOcean shall not use or otherwise take advantage or claim any right in the Company’s trademarks, service marks or goodwill associated with any of them or with the Company’s technologies or products.

8.4.	BlueOcean shall use the Company trademarks and services marks solely as permitted and instructed by the Company and shall cease such use immediately upon first request.

9.	Confidentiality

9.1.
BlueOcean agrees that all the Company information, whether in oral form, visual form or in writing, including but not limited to, all specifications, prototypes, materials and any and all data, processes and projections, plans, marketing information, business plans, pricing, customers and customer information, materials, financial statements, memoranda, analyses, notes, legal documents, and other data and information, as well as test results, know-how, improvements, inventions, techniques, patents (whether pending or duly registered) and any know-how related thereto, relating to the Company and its affiliates and the Company’s intellectual property rights and trade secrets, will be considered and referred to collectively as “Confidential Information.”

9.2.
BlueOcean undertakes that it shall not use Confidential Information for its own, or any third party’s, benefit; BlueOcean further agrees to accept and use Confidential Information solely for the purpose of providing the Services for the benefit of Company. BlueOcean shall keep in confidence and trust all Confidential Information and shall not, directly or indirectly, disclose, publish, or disseminate Confidential Information to any third party or allow the same to occur without prior approval of the Company. BlueOcean shall exercise the highest degree of care in safeguarding any Confidential Information in its possession or that may be furnished to BlueOcean against loss, theft or other inadvertent disclosure or dissemination of Confidential Information.

9.3.
BlueOcean acknowledges that the Company’s securities are publicly traded in the U.S., that the Company is subject to disclosure obligations under the U.S. securities laws and that the Company may be required to make public disclosure of the terms of this Agreement and publicly file this Agreement as a material agreement.

10.	Non-Competition

10.1.
During the term of this Agreement and for a period of six (6) months following its termination, unless otherwise pre-approved in writing by the Company, BlueOcean shall not be engaged with or interested in, or provide services to a business, anywhere in the world, which competes with, the Company in connection with Company’s Business (as defined in the recitals above).

10.2.
BlueOcean acknowledges that its obligations under Section 10.1 are reasonable in scope and duration, in light of the knowledge it is expected to gain with regard to the Company’s business and Confidential Information.

11.	Limitation of Liability

11.1.
To the maximum extent permitted by law, neither party and its affiliates shall be liable pursuant to this Agreement for any special, incidental, punitive or consequential damages, or any lost profits, loss of use, loss of data or loss of goodwill, whether such liability arises from any claim based upon breach of contract, breach of warranty, tort, or any other cause of action or theory of liability. In no event will BlueOcean’s and its affiliates total cumulative liability under or arising out of this Agreement exceed US$100,000.

12.	General

12.1.	BlueOcean shall not assign any of its rights and obligations hereunder without the prior written consent of the Company, and any attempt to do so shall be null and void.

12.2.
No behavior by either party hereto shall be deemed to constitute a waiver of any rights according to this Agreement, a waiver of or consent to any breach or default in respect of any of the terms hereof, or a change, invalidation or addition to any term, unless expressly made in writing.

12.3.
This Agreement is governed by and construed exclusively in accordance with the laws of the State of New York, without regard to its conflicts of law principles. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules and Mediation Procedures (“Commercial Rules”) including, if appropriate, the International Commercial Arbitration Supplementary Procedures. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or in default thereof appointed by the AAA in accordance with its Commercial Rules. The seat or place of arbitration shall be New York, New York, USA. The arbitration shall be conducted and the award shall be rendered in the English language. The award rendered by the arbitrator shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

12.4.
If any term, section or provision of this Agreement is construed to be or adjudged invalid, void or unenforceable, such term, section or provision will be modified or severed in such manner as to cause this Agreement to be valid and enforceable while preserving to the maximum extent possible the terms, conditions and benefits of this Agreement as negotiated by the parties, and the remaining terms, sections and provisions will remain in full force and effect.

12.5.
This Agreement contains the entire agreement and understanding between the parties with respect to the subject matter contained herein, and supersedes all prior discussions, agreements, representations and understandings in this regard. This Agreement shall not be modified except by an instrument in writing signed by both parties.

12.6.	Provisions intended to survive the termination of this Agreement shall so survive without limitation of time.

12.7.
Each notice or demand given by one party to the other pursuant to this Agreement shall be given in writing and shall be sent by  recognized overnight courier to the other party at the address shown at the beginning of this Agreement (unless another address has been notified in accordance with this Section), sent by e-mail or delivered by hand. Any such notice or demand shall be deemed given at the expiration of three days from the date of deposit with a recognized overnight courier, one business day after the time such e-mail was sent (provided no electronic notification of failure to deliver was received), or immediately if delivered by hand (against a signature of acceptance).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the above date.

/s/ Omri Schanin /s/ Sharon Fima	/s/ Effie Epstein
MeaTech 3D Ltd. By: Omri Schanin Sharon Fima Title: Deputy CEO CEO	BlueOcean Sustainability Fund, LLC By: Effie Epstein Title: Managing Director

Exhibit A

Press Release

Ashton Kutcher and Guy Oseary Partner with Cultivated Meat Leader MeaTech

Ness Ziona, Israel, October __, 2021 - A collective led by Ashton Kutcher and Guy Oseary, together with leading strategic players such as Effie Epstein, announced today it is partnering with cultivated meat leader MeaTech 3D Ltd. (Nasdaq: MITC) to accelerate MeaTech’s growth in developing and commercializing MeaTech’s proprietary cultured meat production technologies.

MeaTech is developing a sustainable alternative to industrialized animal farming by developing its proprietary cultured meat production processes based on advanced 3D bioprinting and tissue engineering technologies. MeaTech aims to be a leader of cultivated meat production for a variety of species offerings.

"We are delighted to partner with MeaTech and assist it in its journey to become the market leader in cultured meat production,” said Ashton Kutcher. “We are excited about MeaTech’s innovative technologies, which we believe position MeaTech to be the leader in industrial scale production of cultured meat, a key for a more sustainable and clean meat production. We intend to work closely with MeaTech’s management to help MeaTech implement its strategy and achieve its goals and global success by leveraging our marketing, strategic expertise, and network. The engagement with MeaTech is in line with our group’s mission to provide sustainable solutions through company building, investment, and acceleration of companies and technologies across various sustainability domains.

Sharon Fima, CEO of MeaTech, said, “We are extremely excited to announce our strategic collaboration with such an entrepreneurial, visionary group. We believe this engagement will help accelerate our journey in becoming the global leader in the cultivated meat industry. We will leverage their expertise and relationships with key industry players to help us propel our strategy, go-to-market activities and brand.”

For more information, please visit https://meatech3d.com/.

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on developing premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/.

Exhibit B

Additional Details Regarding the Services

According to BlueOcean’s partnership and management agreement, BlueOcean will engage with the support of its partners in the following activities including for the benefit of its portfolio companies:

➢	Providing the market intelligence on the solutions, products, and technologies in demand by major US companies (Fortune 500 and more);

➢	Locating strategic major US partners;

➢	Assist in defining and creating the marketing, branding and go to market strategy leveraging the partners’ brand and reputation;

➢	Exposing the portfolio companies to the US market and help create their reputation;

➢	Assist in locating investors and obtaining financing for the portfolio companies, and creating strategic investors relationship;

➢	Recruiting the key talent and executives to support the portfolio companies’ activities; and

➢	Providing the portfolio companies with management assistance and helping them define their strategy and roadmap.

Exhibit C

Consideration

The Company shall allocate options and restricted shares to BlueOcean in consideration for its performance of the Services, as follows:

(A) Options to purchase such number of the Company’s ordinary shares as are equal to 5% of the Company’s issued, undiluted and outstanding share capital on the date hereof (the “Options”), and (B) such number of the Company’s Restricted Shares (“RSs”) equal to 1% of the Company’s issued, undiluted and outstanding share capital on the date hereof.

The exercise price of the Options for each ordinary share of the Company shall be the higher of:

(a)
the “Allocation Date PPS”, which shall be the closing price of one ADS of the Company on the Nasdaq Capital Market on the trading day prior to the date hereof,  divided by the number of ordinary shares of the Company represented by such ADS on such date, and

(b)
the “Exercise Date PPS”, which shall be the closing price of one ordinary share of the Company (if represented by ADSs, then one Company ADS divided by the number of ordinary shares of the Company represented by such ADS on the date of exercise) on the trading day prior to the date of exercise of the Options, less the following discount:

i.	25% - if the Exercise Date PPS is not more than two (2) times the Allocation Date PPS;

ii.	35% - if the Exercise Date PPS is more than two (2) times the Allocation Date PPS but not more than three (3) times the Allocation Date PPS;

iii.	50% - if the Exercise Date PPS is more than three (3) times but not more than four (4) times the Allocation Date PPS; and

iv.	75% - if the Exercise Date PPS is more than four (4) times the Allocation Date PPS.

The Options and RSs shall vest over a three-year period, as follows: (a) one third of the Options and RSs shall vest on the first anniversary of the date of this Agreement, and (b) the remaining two-thirds of the Options and RSs shall vest on a quarterly basis over the subsequent eight quarters or until fully vested (the “Scheduled Vesting”). However, the Scheduled Vesting will terminate (solely with respect to the vesting under (b) above and not with respect to vesting of one third of the Options and RS under (a) above) as of the effective date of termination of this Agreement following notice of termination provided by either party pursuant to the terms of this Agreement.

A number of Options shall immediately vest and become exercisable, and a number of RSs shall immediately vest, on the occurrence of any of the Acceleration Events specified below, subject to the acceleration terms set forth below.

Acceleration Events:

Upon the occurrence of any of the following vesting acceleration events, if the Agreement is still in effect, or less than one year has passed since it has been terminated, the Options and RSs shall automatically and immediately vest to the extent specified below:

Acceleration Event	Resulting Acceleration
1.    The closing price per ordinary share (or price per ordinary share reflected by the closing price of the Company’s ADSs) during any 21 trading days in a period of 50 trading days is above $2.06 (reflecting a price per ADS of $20.60 on the date hereof)

30% of the then-unvested Options and RSs shall become immediately vested, and the remaining Options and RS shall continue to vest in accordance with the original vesting schedule.
2.    The closing price per ordinary share (or price per ordinary share reflected by the closing price of the Company’s ADSs) during any 21 trading days in a period of 50 trading days, is higher than $3.09 (reflecting a price per ADS of $30.90 on the date hereof).

30% of the then-unvested Options and RSs shall become immediately vested, and the remaining Options and RS shall continue to vest in accordance with the original vesting schedule.
3.   (a) Investors introduced by BlueOcean (including BlueOcean itself or its affiliates, partners or associates (including through exercise of options)) invest in the aggregate at least $15 million, or (b) a strategic partnership is concluded with a partner introduced by BlueOcean.

40% of the then-unvested Options and RSs shall become immediately vested, and the remaining Options and RS shall continue to vest in accordance with the original vesting schedule.

Upon the occurrence of the following vesting acceleration event, if the Agreement is still in effect, the Options and RSs shall automatically and immediately vest to the extent specified below:

Acceleration Event	Resulting Acceleration
4.    The Company consummates any of the following transactions: (a) the purchase by a third party or parties of all or a majority of the outstanding shares of the Company, (b) the purchase by a third party or parties of all or substantially all of the assets of the Company, or (c) the merger of the Company with a third party where as a result of the merger the shareholders of the Company immediately prior to the merger hold 50% or less of the shares of the merged entity immediately following the merger.
100% of the then-unvested Options and RSs shall become immediately vested.

Expiration:

Any vested Options shall expire to the extent not exercised by the earlier to occur of the tenth (10th) anniversary of the Allocation Date and the second (2nd) anniversary of the termination of this Agreement.